Exhibit 99.3

Letter from Peter T. Kissinger, Ph.D. and Candice B. Kissinger to the Board of Directors of Bioanalytical Systems, Inc.




                             PETER T. KISSINGER, PH.D. AND CANDICE B. KISSINGER
                                                               111 Lorene Place
                                             West Lafayette, Indiana 47906-8620

June 5, 2009

Board of Directors of Bioanalytical Systems, Inc.
c/o Corporate Secretary, Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, IN 47906

Dear Sirs:

         As a supplement to our letter dated April 6, 2009, we are again requesting that the Board of Directors of Bioanalytical Systems, Inc.
(the "Company") agree to promptly replace three of the current members of the Board with our director nominees - John Landis, Ph.D., Joseph H. Broecker and Candice B. Kissinger. Below is the biographical information for each of these director nominees.

         John Landis, Ph.D. served as Senior Vice President, Pharmaceutical Sciences of Schering-Plough Corporation, a pharmaceutical company, from September 2003 until his retirement in October 2008. In that role, Dr. Landis led the global pharmaceutical sciences function of pharmacy, analytical chemistry, process chemistry, biotechnology, quality assurance, clinical supplies and devices. Prior to that, Dr. Landis served as Senior Vice President, Preclinical Development at Pharmacia Corporation from 1997 until 2003 and led the global preclinical functions of toxicology, drug metabolism and pharmacokinetics, pharmaceutical sciences, analytical chemistry and laboratory animal care. Dr. Landis also served as Vice President, Central Nervous System (CNS) Psychiatry, Critical Care and Inflammation Development for Pharmacia & Upjohn from 1995 through 1997. Prior to that, Dr. Landis was employed by The Upjohn Company, where he held positions of increasing responsibility in the areas of analytical research, quality assurance and quality control. He is a current member of Purdue University's Chemistry Leadership Council and Dean's Leadership Council for the School of Science and serves on the Advisory Board of South West Michigan Life Science Venture Capital and on the board of directors of Metabolic Solutions Development Company. Over his career, Dr. Landis served on several other boards of directors, academic advisory panels and professional boards. Dr. Landis earned Ph.D. and M.S. degrees in Analytical Chemistry from Purdue University and a B.S. degree in Chemistry from Kent State University.

         Joseph H. Broecker co-founded Periculum Capital Company, LLC, an investment banking firm, in 1998 and serves as Senior Managing Director and head of the firm's private equity and merchant banking practice. Prior to that, Mr. Broecker served as Senior Vice President and Managing Director of NatCity Investments, Inc., as well as its predecessor firm, Raffensperger, Hughes and Co. Mr. Broecker co-founded two venture capital private equity partnerships and remains an active advisor to private equity firms throughout the Midwest. Earlier in his career, Mr. Broecker served as a senior operating and corporate executive of Boehringer Mannheim GmbH, a European-based multi-national medical device and pharmaceutical company, and was a manager in the consulting division of Ernst and Young (a/k/a Ernst & Ernst).
Mr. Broecker is a Certified Public Accountant and has served as a director of a number of private and public companies primarily involved in the healthcare, chemical and consumer industries. He graduated from the Executive Program at Indiana University and earned a B.B.A. in accounting and finance from the University of Notre Dame.

         Candice B. Kissinger has served as the Legacy Products Coordinator at The Chao Center, a subsidiary of the Purdue Research Foundation, since
August 2007, where she oversees the North American supply and support of the prescription antibiotic Seromycin(R). As an adjunct Associate Professor of Industrial and Physical Pharmacy at Purdue University since October 2007 and a faculty member with the Bindley Biosciences Center at Purdue since

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May 2009, she conducts research on new treatments for latent and active tuberculosis (TB), with special emphasis on new drug formulations suitable for infants and young children. Prior to joining The Chao Center, Ms. Kissinger worked at the Company for 29 years, serving in multiple positions, most recently as Senior Vice President of Research from January 2000 until June 2007. During her tenure, Ms. Kissinger obtained seven U.S. and international patents for Company products, including the Culex(R) Automated Blood Sampler. Ms. Kissinger also was a member of the Company's board of directors and served as the Corporate Secretary of the Company from November 1978 until September 2007. Prior to joining the Company, she was a researcher in the Fermentation group, Fine Chemical Division of The Upjohn Company from
1975 until 1978, where she earned her first eight patents. Ms. Kissinger earned a M.S. degree in Food Science/Industrial Microbiology from the University of Massachusetts and a B.A. degree in Bacteriology from Ohio Wesleyan University.

         In addition, after reviewing the Schedule 13D/A filed by Thomas A. Harenburg on May 14, 2009, we are in support of Jerome G. Marchant, the director nominee proposed by Mr. Harenburg, promptly replacing another current member of the Board.

         If the Board fails to honor these requests or any of the other requests set forth in our prior letter, we reserve the right to take any and all further action.


Sincerely,

/s/  Peter T. Kissinger, Ph.D.                /s/  Candice B. Kissinger

Peter T. Kissinger, Ph.D.                     Candice B. Kissinger